FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors : M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ,
D  L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Fax  +27 11 562-9838
www.goldfields.co.za
Enquiries

Investor Enquiries

Zakira Amra
Tel         +27 11 562-9775
Mobile    +27 (0) 79 694-0267
email      Zakira.Amra@goldfields.co.za

Willie Jacobsz
Tel         +508 839-1188
Mobile    +857 241-7127
email       Willie.Jacobsz@
               gfexpl.com

Nikki Catrakilis-Wagner
Tel         +27 11 562-9706
Mobile    +27 (0) 83 309-6720
email       Nikki.Catrakilis-Wagner@
               goldfields.co.za

Media Enquiries

Sven Lunsche
Tel         +27 11 562-9763
Mobile    +27 (0) 83 260-9279
email      Sven.Lunsche@
              goldfields.co.za
MEDIA RELEASE

GOLD FIELDS GHANA ACQUISITION APPROVED

Johannesburg, 20 June 2011: Further to the announcement on 15 April
2011, Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI)
is pleased to announce that its shareholders have overwhelmingly approved the US$667 million acquisition of IAMGOLD Corporation’s 18.9% stake in the Tarkwa and Damang gold mines in Ghana. Of the 603 million shares
(84% of total shares in issues) that were voted at a general meeting 93%
were cast in favour of the transaction.

The transaction is expected to be completed by the end of this week and on completion Gold Fields will increase its interest in each of the Tarkwa and
Damang gold mines from 71.1% to 90%, with the remaining 10% interest being held by the Government of Ghana.

Upon completion of this transaction Gold Fields will acquire:

·  an additional 181,000 ounces of annual production at current cash costs of $540/oz and Notional Cash Expenditure1 (NCE) of about
   $940/oz based on results for the six months ended 31 December
   2010;
·  an additional 2.14 million reserve ounces at a cost of about $300 per ounce;
·  an additional 3.27 million resource ounces at a cost of
   approximately US$198 per ounce;
·  a significant resource and reserve upside potential, in particular at the Damang mine; and
·  US$20 million in working capital.
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  20 June 2011
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
            Relations and Corporate Affairs